Exhibit 99.55

HIGHLANDER SILVER CORP.

NOTICE OF CHANGE OF YEAR END

PURSUANT TO SECTION 4.8 OF NATIONAL INSTRUMENT 51-102

Change in Financial Year-End

Notice is hereby provided pursuant to Section 4.8 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) that Highlander Silver Corp. (the “Company”) has decided to change its financial year-end from September 30 to December 31.

Reason for Change in Financial Year-End

The Company is changing its financial year-end to align its financial year-end and reporting periods with those of the Company’s subsidiaries.

Old Financial Year-End

The Company’s old financial year-end was September 30.

New Financial Year-End

The Company’s new financial year-end is December 31.

Length and Ending Dates of the Periods, including the Comparative Periods, of each Interim Financial Report and the Annual Financial Statements to be Filed for the Company’s Transition Year and its New Financial Year

The table below shows the length and ending dates of the periods, including the comparative periods, of each interim financial report and the annual financial statements to be filed for the Company’s transition year and its new financial year.

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
15 months ended December 31, 2025	12 months ended September 30, 2024	12 months ended December 31, 2026	15 months ended December 31, 2025	3 months ended December 31, 2024 6 months ended March 31, 2025 9 months ended June 30, 2025 12 months ended September 30, 2025	3 months ended December 31, 2023 6 months ended March 31, 2024 9 months ended June 30, 2024 12 months ended September 30, 2024	3 months ended March 31, 2026 6 months ended June 30, 2026 9 months ended September 30, 2026	3 months ended March 31, 2025 6 months ended June 30, 2025 9 months ended September 30, 2025

The Filing Deadlines, Prescribed Under Sections 4.2 and 4.4 of NI 51-102, for the Annual Financial Statements and Interim Financial Reports for the Company’s Transition Year

For the 3 months ended December 31, 2024, the filing deadline for the interim financial report was March 3, 2025.

For the 6 months ended March 31, 2025, the filing deadline for the interim financial report was May 30, 2025.

On May 13, 2025, the Company ceased to be a “venture issuer” as defined in NI 51-102.

For the 9 months ended June 30, 2025, the filing deadline for the interim financial report was August 14, 2025.

For the 12 months ended September 30, 2025, the filing deadline for the interim financial report is November 14, 2025.

For the 15 months ended December 31, 2025, the filing deadline for the annual financial statements is March 31, 2026.

DATED as of October 31, 2025

HIGHLANDER SILVER CORP.

By:	(signed) “Tom Ladner”
Name: Tom Ladner
Title: General Counsel

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